UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.

General Counsel

10250 Constellation Blvd., 5th Floor

Los Angeles, CA 90067

Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

355 S. Grand Avenue

Los Angeles, CA 90071

Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: HL Voting Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 37,645,411 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,645,411 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 55.5% (2)
14.	Type of Reporting Person: OO

(1)	Based upon (i) 25,496,840 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 12,148,571 shares of common stock owned directly by ORIX HLHX Holding LLC (“ORIX”), comprised of 11,710,331 shares of Class B common stock and 438,240 shares of Class A common stock, which does not give effect to the settlement of the forward repurchase in which the Issuer will repurchase 2,000,000 shares of Class B common stock from ORIX on April 5, 2018 (the “Repurchase”).
(2)	Based upon (i) 30,604,405 shares of Class A common stock outstanding as of the date hereof, after the offering of 4,000,000 shares of Class A common stock (the “Offering”) completed pursuant to the Issuer’s Form 424B5 filed with the Securities and Exchange Commission on March 14, 2018 (the “Prospectus”) and (ii) 37,207,171 shares of Class B common stock outstanding of which 25,496,840 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 11,710,331 shares of Class B Common stock are owned directly by ORIX. This does not give effect to the Repurchase.

CUSIP No.: 441593100

1.	Name of Reporting Person: Scott L. Beiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 37,645,411 (1)
	9.	Sole Dispositive Power: 1,005,210
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,645,411 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 55.5% (2)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 25,496,840 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 12,148,571 shares of common stock owned directly by ORIX, comprised of 11,710,331 shares of Class B common stock and 438,240 shares of Class A common stock, which does not give effect to the Repurchase.
(2)	Based upon (i) 30,604,405 shares of Class A common stock outstanding as of the date hereof, after the Offering completed pursuant to the Prospectus and (ii) 37,207,171 shares of Class B common stock outstanding of which 25,496,840 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 11,710,331 shares of Class B Common stock are owned directly by ORIX. This does not give effect to the Repurchase.

CUSIP No.: 441593100

1.	Name of Reporting Person: Irwin N. Gold
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 37,645,411 (1)
	9.	Sole Dispositive Power: 1,445,779
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,645,411 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 55.5% (2)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 25,496,840 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 12,148,571 shares of common stock owned directly by ORIX, comprised of 11,710,331 shares of Class B common stock and 438,240 shares of Class A common stock per, without giving effect to the Repurchase.
(2)	Based upon (i) 30,604,405 shares of Class A common stock outstanding as of the date hereof, after the Offering completed pursuant to the Propsectus and (ii) 37,207,171 shares of Class B common stock outstanding of which 25,496,840 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 11,710,331 shares of Class B Common stock are owned directly by ORIX. This does not give effect to the Repurchase.

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment”) is filed to amend the Schedule 13D (the “Initial Schedule”) filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2015 by the HL Voting Trust (the “HL Voting Trust”), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017, which was further amended on February 22, 2017, March 17, 2017, April 6, 2017, June 2, 2017 and November 8, 2017 (the Initial Schedule as amended, the “Schedule”):

•	On March 15, 2018 (the “Closing Date”), the Issuer completed an underwritten public offering (the “Offering”) made pursuant to a shelf registration statement of 4,000,000 shares of its Class A common stock, consisting of 2,000,000 shares offered by the Issuer and 2,000,000 shares offered by certain of the Issuer’s former and current employees and members of management (collectively, the “Selling Stockholders”) at a price of $47.25 per share (the “Sale Price”).

•	The number of shares of Class B common stock subject to the HL Voting Trust was reduced by 2,000,000 in connection with the Offering, as such shares of Class B common stock were converted by the Selling Stockholders to effect the sales of Class A common stock in the Offering. The number of shares subject to the HL Voting Trust has also, on a net basis, decreased by 102,420 shares from that reported in the Schedule as more fully described in Item 3 (Other Actions) herein.

•	In connection with the Offering, the Issuer also entered into a forward share repurchase agreement with ORIX, pursuant to which the Issuer agreed to repurchase from ORIX the number of shares of Class B common stock equal to the number of shares of Class A common stock sold by the Issuer in the Offering, or 2,000,000 shares of Class B common stock, which repurchase is to be effected on April 5, 2018 (the “Repurchase”).

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraph is added to Item 3 of the Schedule:

As a result of the Offering, the Selling Stockholders, including Messrs. Beiser and Gold, sold the following shares of the Issuers Class A common stock, received upon and following conversion of the Issuer’s Class B common stock and net of certain shares which were withheld to cover tax obligations:

Selling Stockholder	Number of Shares Sold
Scott L. Beiser	14,434
Irwin N. Gold	20,728
All Other Selling Stockholders	1,964,838
Total:	2,000,000

Other Actions:

Item 3 is hereby amended by replacing paragraphs two, three and four of the Initial Schedule with the following:

On March 15, 2018, there was a decrease of 2,000,000 shares of Class B common stock in the HL Voting as a result of the conversion of such shares into Class A common stock, which shares of Class A common stock were sold in the Offering to the underwriter for $47.25 per share ($46.75 after the underwriter’s discount).

Since Amendment No. 6, there also was a net decrease of 102,420 shares of Class B common stock in the HL Voting Trust, due to (i) the conversion of Class B common stock and subsequent donation of 54,385 shares of Class A common stock, including a conversion and donation by Mr. Gold of 7,500 shares, (ii) the repurchase of 66,914 shares of Class B common stock, (iii) the forfeiture of 48,451 shares of Class B common stock in connection with terminations of employment, (iv) the issuance of 66,640 new shares of Class B common stock in connection with past acquisitions and (v) a grant of 690 shares of unvested Class B common stock under the Issuer’s 2016 Equity Plan.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

	HL Voting Trust		Scott L. Beiser		Irwin N. Gold
Amount beneficially owned:	37,645,411	(1)	37,645,411	(1)	37,645,411	(1)
Percent of class:	55.5	%(2)	55.5	%(2)(3)	55.5	%(2)(4)
Sole power to vote or to direct the vote:	0		0		0
Shared power to vote or to direct the vote:	37,645,411	(1)	37,645,411	(1)	37,645,411	(1)
Sole power to dispose or to direct the disposition of:	0		1,005,210	(3)	1,445,779	(4)
Shared power to dispose or to direct the disposition of:	0		0		0

(1)	Pursuant to the Voting Trust Agreement, Messrs. Beiser and Gold as Trustees have voting control over the shares, but dispositive power over only those shares which each directly owns.
(2)	Based upon (i) 30,604,405 shares of Class A common stock outstanding as of the date hereof, after the Offering completed prusuant to the Prospectus and (ii) 37,207,171 shares of Class B common stock outstanding, of which 25,496,840 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 11,710,331 shares of Class B Common stock are owned directly by ORIX
(3)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over the 1,005,210 shares of Class B common stock he owns (the “Beiser Shares”), which represents a dispositive power beneficial ownership percentage of 1.5% of the Issuer’s Class A common stock. The Beiser Shares include 58,367 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.
(4)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,445,779 shares of Class B common stock (the “Gold Shares”), which represents a dispositive power beneficial ownership percentage of 2.2% of the Issuer’s Class A common stock. The Gold Shares include 43,728 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(c)	Transactions in the Issuer’s common stock within 60 Days. Except for the sales reported in Item 3 by the Selling Stockholders and in the Schedule, no other transactions in the Issuer’s Class A common stock have been effected by the Reporting Persons within the past 60 days.

(d)	Right to Receive or Power to Direct Receipt of Dividends from or Proceeds from the Sale of Issuer Securities. Under the forward share purchase agreement, as described in the Prospectus, if the Issuer’s board of directors declares a dividend payable on its Class A common stock during the period between the closing of the Offering and the settlement of the forward repurchase on April 5, 2018, ORIX USA will be entitled to receive any such dividend payable on the shares of Class B common stock subject to the forward share purchase agreement. The purchase price per share under the forward repurchase will be reduced by the amount of any such dividend and the amount payable to ORIX USA will be reduced by such amount which will be released from escrow to the Issuer. Though the HL Voting Trust disclaims beneficial ownership of the shares held by ORIX USA, it may be deemed to beneficially own the shares held by ORIX USA due to the provisions of the Stockholders’ Agreement.

Other than the above arrangement, the Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class A (or Class B common stock upon conversion) held in the name of the Reporting Persons and reported herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)

99.3	Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2018

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold